Exhibit 99.2

Purple Biotech Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2023

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,
		2023	2022
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		17,202	15,030
Short term deposits		846	16,652
Other investments		352	431
Other current assets		984	1,143

Total current assets		19,384	33,256

Non-current assets
Right of use assets		392	467
Fixed assets, net		179	215
Intangible assets	4	28,044	20,684

Total non–current assets		28,615	21,366

Total assets		47,999	54,622

Liabilities
Lease liability - short term		184	194
Accounts payable		1,572	2,132
Other payables		3,120	4,732

Total current liabilities		4,876	7,058

Non-current liabilities
Lease liability		237	321
Post-employment benefit liabilities		141	145

Total non-current liabilities		378	466

Equity
Share capital, no par value		-	-
Share premium	5	132,245	126,407
Receipts on account of warrants		28,017	28,017
Capital reserve for share-based payments	7	10,032	10,164
Capital reserve from transactions with related parties		761	761
Capital reserves from hedging		(2)	(6)
Capital reserve from transactions with non-controlling interest		(859)	(859)
Accumulated loss		(127,589)	(117,573)

Equity attributable to owners of the Company		42,605	46,911
Non-controlling interests		140	187

Total equity		42,745	47,098

Total liabilities and equity		47,999	54,622

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	7,203	8,035	3,705	2,083
Sales, general and administrative expenses	3,054	2,886	1,430	1,507

Operating loss	10,257	10,921	5,135	3,590

Finance expense	207	92	148	51
Finance income	(401)	(145)	(123)	(89)

Finance expense (income), net	(194)	(53)	25	(38)

Loss for the period	10,063	10,868	5,160	3,552

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss (Profit) on cash flow hedges	(4)	21	(5)	21

Total comprehensive loss for the period	10,059	10,889	5,155	3,573

Loss attributable to:
Owners of the Company	10,016	10,833	5,138	3,536
Non-controlling interests	47	35	22	16

	10,063	10,868	5,160	3,552

Total comprehensive loss attributable to
Owners of the Company	10,012	10,854	5,133	3,557
Non-controlling interests	47	35	22	16

	10,059	10,889	5,155	3,573

Loss per share data
Basic and diluted loss per ADS - USD	0.49	0.61	0.25	0.2

Number of ADSs used in calculation	20,425,638	17,897,681	21,006,218	17,981,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
			Receipts on	Capitl reserve For share		Capital reserve from transactions	Capital reserve from transactions with non-			Non-
	Share	Share	account of	based	Hedging	with related	controlling	Accumulated		controlling	Total
	capital	premium	warrants	payments	reserve	parties	Interest	loss	Total	interests	equity
	USD thousand
For the six months ended June 30, 2023:
Balance as of January 1, 2023 (audited)	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098
Other comprehensive income (loss) for the period, net of tax	-	-	-	-	4	-	-	-	4		4
Issuance of American Depository Shares (ADSs), net of issuance costs	-	680	-	-	-	-	-		680		680
Share-based payments	-	1,377	-	(132)	-	-	-	-	1,245	-	1,245
ADS issued in connection with the purchase of a subsidiary (see Note 4)		3,781	-	-	-	-	-	-	3,781		3,781
Loss for the period	-	-	-	-	-	-	-	(10,016)	(10,016)	(47)	(10,063)

Balance as of June 30, 2023	-	132,245	28,017	10,032	(2)	761	(859)	(127,589)	42,605	140	42,745

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
			Receipts on	Capital reserve For share		Cost of	Capital reserve from transactions	Capital reserve from transactions with non-			Non-
	Share	Share	account of	based	Hedging	hedge	with related	controlling	Accumulated		controlling	Total
	capital	premium	warrants	payments	reserve	reserve	parties	Interest	loss	Total	interests	equity
	USD thousand
For the six months ended June 30, 2022:
Balance as of January 1, 2022 (audited)	-	123,951	28,017	8,862	-	-	761	(859)	(95,905)	64,827	279	65,106
Other comprehensive income (loss) for the period, net of tax	-	-	-	-	(14)	(7)	-	-	-	(21)	-	(21)
Issuance of American Depository Shares (ADSs), net of issuance costs	-	572	-	-	-	-	-	-	-	572	-	572
Share-based payments	-	428	-	438	-	-	-	-	-	866	-	866
Loss for the period	-	-	-	-	-	-	-	-	(10,833)	(10,833)	(35)	(10,868)

Balance as of June 30, 2022	-	124,951	28,017	9,300	(14)	(7)	761	(859)	(106,738)	55,411	244	55,655

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

		For the six months ended June 30,
		2023	2022
	Note	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period		(10,063)	(10,868)
Adjustments:
Depreciation		99	104
Finance expenses (income), net		(194)	(53)
Share-based payments		1,245	866

		(8,913)	(9,951)

Changes in assets and liabilities:
Changes in other investments and other current assets		(118)	(286)
Changes in accounts payables		(628)	(90)
Changes in other payables		(1,467)	1,427
Changes in post-employment benefit liabilities		(161)	-

		(2,374)	1,051

Net cash used in operating activities		(11,287)	(8,900)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	4	(3,549)	-
Acquisition of intangible asset		-	(203)
Interest received		548	143
Decrease in short-term deposits		15,806	14,300
Increase in long-term deposits		-	(2,482)
Acquisition of fixed assets		(4)	(20)

Net cash provided by investing activities		12,801	11,738

Cash flows from financing activities:
Proceeds from issuance ADSs		881	653
ADS issuance expenses paid		(137)	(81)
Repayment of lease liability		(84)	(83)
Interest paid		(29)	(33)

Net cash provided by financing activities		631	456

Net increase (decrease) in cash and cash equivalents		2,145	3,294
Cash and cash equivalents at the beginning of the period		15,030	10,890
Effect of translation adjustments on cash and cash equivalents		27	(178)

Cash and cash equivalents at the end of the period		17,202	14,006

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Note 1 - General

A.	Reporting entity

1.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed all its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders, in exchange for the Company’s shares. In December 2020 the Company changed its name from Kitov Pharma Ltd. to Purple Biotech Ltd.

2.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015 (including a Series A warrant that expired in November 2020). Each ADS represents 10 ordinary shares with no par value following a reverse split in effect from August 23, 2020 (see Note 10A in the annual financial statements). Each 10 shares enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park, Rehovot 7670104 Israel.

The Company together with its subsidiaries TyrNovo, FameWave, Purple GmbH and Immunorizon (see Note 4) are referred to, in these consolidated financial statements, as “the Group”.

3.	Since incorporation through June 30, 2023, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 127.6 million. The Group has financed its operations mainly through private and public financing rounds.

B.	Material events in the reporting period

In February 2023, the Company completed an acquisition of Immunorizon, see Note 4.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2022 (hereinafter - “the Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last Annual Financial Statements.

These condensed consolidated interim financial statements were approved for issue by the Group’s Board of Directors on August 21, 2022.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements except as described below.

Contingent considerations transferred for acquisition of subsidiaries are recorded when the terms and conditions for payment of the consideration are met.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Note 4 - Acquisition of Immunorizon

In February 2023 the Company completed the acquisition of 100% of Immunorizon Ltd, a privately held biopharmaceutical Company developing potential multispecific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment, (“Immunorizon”) from its shareholders in consideration of an aggregate upfront payment of $3.5 million in cash, an aggregate of $3.5 million in ADSs (or 2,215,190 ADSs representing ordinary shares at a price per ADS equal to the NASDAQ volume-weighted average price of the Company’s ADSs for the 60-day period preceding the execution date of the agreement) with three months lock up period including a price protection mechanism for 12 months. Additional future considerations include future payments when achieving certain long-term milestones set at an aggregate amount of $94 million, including royalties on net sales. The acquisition closed on February 15, 2023.

The acquisition was recorded based on the fair value of the consideration and accounted for as an asset purchase as it did not meet the definition of a business combination in accordance with IFRS 3.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

USD thousands
Cash	44
Intangible asset (1)	7,360
Other receivables	1
Trade payables	(28)
Other payables	(2)
Total net identifiable assets	7,375

(1)	Intangible asset - In process research and development

The fair value of the intangible asset recognized at the acquisition date was determined according to the fair value of the issued equity (2,215,190 ADSs) and the cash paid.

According to the agreement, the equity issued included a price protection mechanism as well as a lock up period of three months.

The fair value of equity issued was based on the assumptions below:

a.	Share price - 1.59

b.	Expected volatility - 70.89%

c.	Annual risk-free rate – 4.5%

d.	Dividend yield- 0%

e.	DLOM – 10.8%

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Note 5 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2023	June 30, 2022
	Number of ADS in thousands
Opening balance	18,482	17,800
Issuance of ADSs (1)	2,694	179
Vesting of RSUs	235	62

	21,411	18,041

(1)	During the period the Company issued under the ATM program, 479 thousand ADSs. In addition, the Company issued for the Immunorizon acquisition 2,215,190 ADSs (see Note 4).

Note 6 - Financial Instruments

Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management practice was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group’s operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits.

The Group held cash and cash equivalents and short-term deposits of USD 18,048 thousand at June 30, 2023 (and at December 31, 2022 – USD 31,682 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.05% - 5.3%.

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, short term deposits, other investments, other current assets, accounts payables and other payables are the same or proximate to their fair value.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Note 6 - Financial Instruments (cont’d)

A.	Risk management (cont’d)

2.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

The Group hedges the foreign currency risk exposure that derives from salary expenses by means of foreign currency derivatives.

In the framework of assessing whether the aforesaid hedging relationships qualify for hedge accounting, the Group applies the mandatory reliefs set forth in the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Interest Rate Benchmark Reform.

Therefore, as of June 30, 2023 the Group is of the opinion that these hedging relationships continue to qualify for hedge accounting.

3.	Currency risk

The Group is exposed to currency risk mainly for cash and for research and development expenses that are denominated in NIS and EURO. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollars and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2023

Note 7 - Share-based payments

On March 2, 2023, the board of directors of the Company granted 45 thousand options (to purchase the equivalent of 4,500 ADSs) and 45 thousand RSUs (equivalent to 4,500 ADSs) to an employee. The options have an exercise price of USD 0.198 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 16 thousand.

On April 24, 2023, the board of directors of the Company granted 2,732 thousand options (to purchase the equivalent of 273 thousand ADSs) and 2,732 thousand RSUs (equivalent to 273 thousand ADSs) to the Board members, subject to the approval of the shareholders, and to employees. The options have an exercise price of USD 0.190 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 729 thousand.

On June 15, 2023, an annual general meeting of the Company’s shareholders was held, and the equity grant to the board members was approved.

These options listed above were measured using the binominal model. The following inputs were used in the measurement of the fair value of these share-based payments:

Share Price (ADS-USD)	2.257 - 1.60
Expected Volatility (%)	96.04% - 93.54%
Expected Duration (years)	2-5
Exercise Coefficient	2 - 2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	3.56% - 4.31%

The annual Expected Volatility applied was based on the historical weighted average volatility of the company, for a period corresponding to the share options’ contractual term.

The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve effective at the time of grant.

During the three and six-month period ended June 30, 2023 the Company recorded an expense of USD 493 thousand and USD 1,245 thousand of which USD 417 thousand and USD 1,095 thousand are to key management personnel, respectively (For the three and six-month period ended June 30, 2022 the Company recorded an expense of USD 557 thousand and USD 866 thousand of which USD 539 thousand and USD 800 thousand are to key management personnel, respectively).

In addition, see note 4 regarding ADS issued as part of the acquisition of Immunorizon.

Note 8 – Commitments and contingent liability

2015 Motion to Approve a Class Action in Israel

Following proceedings described in Note 13B(1) to the annual Financial statements of 2022, on May 21, 2023 the court dismissed the claim and ordered the plaintiffs to pay the Company an amount of 43,000 NIS as legal expenses. Pursuant to the court ruling, the Parties have negotiated and finalized a settlement agreement, according to which the plaintiffs agreed not to file an appeal and the Company agreed to receive payment in 5 equal installments with respect to the legal expense ruled.

Note 9 – Subsequent Events

On July 18, 2023 the Company received USD 500 thousands from Coeptis, representing the first instalment of the convertible note, as part of an amendment to the settlement agreement that was signed on July 14, 2023. According to the amended agreement the outstanding balance up to USD 1,000 thousands plus accrued interest are due until March 2024.